UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 14D-9

(AMENDMENT NO. 2)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

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PALMETTO REAL ESTATE TRUST
(Name of Subject Company)

PALMETTO REAL ESTATE TRUST
(Name of Person(s) Filing Statement)

_________________

Shares of Beneficial Interest
(Title of Class of Securities)

CUSIP No. 697116101
(CUSIP Number of Class of Securities)

_________________

Ted LeCroy
Manager
Palmetto Real Estate Trust
45 Liberty Lane
Greenville, SC 29607

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Neil E. Grayson
John M. Jennings
Hamilton E. Russell
Nelson Mullins Riley & Scarborough LLP
104 South Main Street
Greenville, SC 29601

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “Commission”) on April 20, 2006, and amended by Amendment No. 1 thereto filed with the Commission on May 4, 2006, by Palmetto Real Estate Trust (the “Company” or “Palmetto”), relating to the cash tender offer by MPF NY-2005, LLC; MPF Flagship Fund 10, LLC; MPF Income Fund 23, LLC ; and MPF Dewaay Fund 3, LLC (collectively referred to as either “MacKenzie” or the “Purchasers”), which entities are managed or advised by MacKenzie Patterson Fuller, LP, on the terms and subject to the conditions set forth in the Offer to Purchase dated April 7, 2006 and in the related Letter of Transmittal included as exhibits to a Schedule TO (as amended, the “Schedule TO”) filed by MacKenzie with the Commission on April 7, 2006, and amended by Amendment No. 1 thereto filed by MacKenzie with the Commission on May 5, 2006. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

Item 4.   The Solicitation or Recommendation.

The response to Item 4(b) is hereby amended and supplemented by adding the following:

        On May 5, 2005, the Purchasers amended the McKenzie Offer to reduce the number of Shares they are offering to purchase. As amended, the MacKenzie Offer is to purchase up to 88,500 Shares, or approximately 5% of all outstanding Shares. The Purchaser’s Amendment No. 1 to their Schedule TO states that their amendment was made in response to Palmetto’s disclosure that it has five large holders of Shares that put the Palmetto in danger of failing to qualify as a real estate investment trust (a “REIT”) if the Purchasers were successful in purchasing over approximately 6.6% of the Shares. According to the Purchaser’s Amendment No. 1 to their Schedule TO, a total of only 1,090 Shares had been tendered and not withdrawn as of May 5, 2006.

        Under applicable federal income tax regulations, among other things, to qualify as a REIT, Palmetto cannot be closely held, which generally means that at any time during the last half of the taxable year fifty percent of Palmetto’s outstanding Shares cannot be deemed under the regulations to be owned, directly or indirectly, by or for five or fewer individuals. We do not know how the Purchasers and their owners would be treated under these regulations and the extent to which Shares held by the Purchasers would be deemed to be held indirectly by one or more individuals Determining stock ownership for purposes of the above described five or fewer rule requires application of intricate ownership attribution rules under the Internal Revenue Code of 1986, as amended, and the regulations promulgated hereunder (collectively, the “Code”), and knowledge of each shareholder’s holdings, familial relationships with any other shareholders and ownership interest in entities that hold Palmetto shares. Stock ownership for purposes of the Code cannot be determined with absolute certainty due to inherent factual uncertainty regarding various persons’ holdings and relationships and the application of complex ownership attribution rules. Palmetto cannot guarantee that its calculations are accurate; however, based on the information Palmetto has reviewed and its analysis, Palmetto currently believes that if the Purchasers acquired 5.0 % of the outstanding Shares and the Shares held by the Purchasers were deemed to be held indirectly by an individual, then Palmetto’s five largest shareholders would be deemed under the Code’s applicable ownership attribution rules to own approximately 48.4% of Palmetto’s outstanding Shares. However, as noted above, there is inherent uncertainty as to the exact deemed ownership levels of various holders under the Code. Additionally, the above figures are subject to change based on potential purchases, sales, inheritances or other transfers at any time by any of the current five largest holders, parties whose ownership is attributed to them, or other parties that may acquire a significant ownership position in the Company’s shares.

        Section 6.17 of Palmetto’s Declaration of Trust provides that if the Board of Trustees believe that direct or indirect ownership of Shares has or may become concentrated in any individual or individuals to an extent which would disqualify Palmetto as a REIT, then the Board of Trustees has the power by lot or other means deemed equitable to them (i) to call for redemption a number of concentrated Shares sufficient, in the opinion of the Board of Trustees, to maintain or bring the direct or indirect ownership of Shares into conformity with the requirements for REIT qualifications and (ii) to refuse to transfer Shares to any person whose acquisition of the Shares in question would be in the opinion of the Board of Trustees result in such disqualification. If in the Board of Trustees believes that the consummation of the McKenzie Offer may result in a loss of REIT status for Palmetto, then the Board of Trustees may seek to exercise the powers described in the foregoing sentence. However, there can be no assurance that consummation of the McKenzie Offer will not result in a loss of REIT status due to, among other things, the inherent uncertainty as to the exact deemed ownership levels of various holders under the Code, the potential for additional changes in ownership levels, potential difficulties in identifying Shares that may be transferred indirectly to Mackenzie or to current or other potential future holders of concentrated Shares, and potential limitations on financing for any redemption that Palmetto may seek to effectuate with respect to concentrated Shares.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

By: /s/ C. Laney Younts
Name: C. Laney Younts
Title: President
Date: May 9, 2006

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